UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period from January 1, 2002 to December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-4547 (Unilever N.V.)

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

SAVINGS PLAN FOR LEVER BROTHERS EMPLOYEES REPRESENTED BY THE ICWUC

UNILEVER UNITED STATES, INC.

390 PARK AVENUE
NEW YORK, NEW YORK 10022

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNILEVER N.V.

WEENA 455
3013 AL, ROTTERDAM
THE NETHERLANDS

UNILEVER PLC

UNILEVER HOUSE
BLACK FRIARS
LONDON EC4 PBQ
ENGLAND

SAVINGS PLAN FOR LEVER BROTHERS EMPLOYEES REPRESENTED BY THE ICWUC

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

AND

INDEPENDENT AUDITORS’ REPORT

SAVINGS PLAN FOR LEVER BROTHERS EMPLOYEES REPRESENTED BY THE ICWUC

Financial Statements

Table of Contents

Page

Independent Auditors’ Report	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001	3
Notes to Financial Statements	4-13
Certification of Administrative Committee	16-17

Savings Plan for Lever Brothers
Employees Represented by the
ICWUC
Financial Statements
As of and for the years ended
December 31, 2002 and 2001

Savings Plan for Lever Brothers
Employees Represented by the ICWUC
Index

Page(s)
Report of Independent Auditors	1
Financial statements:
Statement of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001	2
Statement of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2002 and 2001	3
Notes to financial statements	4-13
Supplemental Schedules(*)

(*)	Supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not required since these schedules are prepared for the Unilever United States, Inc. Master Savings Trust as a whole, of which this Plan is a component.

Report of Independent Auditors

To the Participants and Administrator of the Savings Plan for
Lever Brothers Employees Represented by the ICWUC:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Savings Plan for Lever Brothers Employees Represented by the ICWUC (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

New York, New York
June 24, 2003

Savings Plan for Lever Brothers Employees Represented by the ICWUC Statement of Net Assets Available for Plan Benefits As of December 31, 2002 and 2001	2

	2002	2001
Assets
Interest in the Unilever United States, Inc. Master Savings Trust, at fair value
Investments	$77,583,684	$85,927,562
Loans to participants	1,938,992	1,723,595

Total interest in Master Savings Trust	79,522,676	87,651,157
Receivables:
Company contributions	—	13,832
Participant contributions	—	32,357

Total assets	79,522,676	87,697,346

Liabilities
Administrative expenses payable	3,736	11,771

Total liabilities	3,736	11,771

Net assets available for plan benefits	$79,518,940	$87,685,575

The accompanying notes are an integral part of these financial statements.

Savings Plan for Lever Brothers Employees Represented by the ICWUC Statement of Changes in Net Assets Available for Plan Benefits For the Years Ended December 31, 2002 and 2001	3

	2002	2001
Additions:
Additions to net assets attributed to:
Investments income:
Net depreciation in fair value of the investments	$(6,270,538)	$(5,545,333)
Interest	3,062,273	3,361,508
Dividends	398,045	450,620
Contributions and other additions:
Contributions from participants	2,519,317	2,596,975
Contributions from employers	946,659	903,890
Rollover contributions	140,227	435,224

Total additions	795,983	2,202,884

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	8,942,141	20,714,822
Administrative expenses	20,477	41,340
Transfer of plan assets to affiliated plan	—	19,409

Total deductions	8,962,618	20,775,571

Net deductions	(8,166,635)	(18,572,687)
Net assets available for plan benefits:	87,685,575	106,258,262

Beginning of year
End of year	$79,518,940	$87,685,575

The accompanying notes are an integral part of these financial statements.

Savings Plan for Lever Brothers Employees Represented by the ICWUC Notes to Financial Statements	4

1.	Description of the Plan

The Savings Plan for Lever Brothers Employees Represented by the ICWUC (the “Plan”) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Assets of the Plan along with other assets from defined contribution plans sponsored by Unilever United States, Inc. (the “Company” or “UNUS”) are maintained in the Unilever United States, Inc. Master Savings Trust (the “Trust”). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

Eligibility

All employees of Lever Brothers Company (the “Company”), a division of Conopco, Inc., which is a subsidiary of Unilever United States, Inc. (“UNUS”), represented by the International Chemical Workers Union (“ICWUC”) are eligible to become participants of the Plan after the accumulation of 30 days of work or the completion of 90 days of continuous service.

Contributions

Plan participants are permitted to make voluntary contributions of 1% to 15% of their compensation to the Plan through payroll deductions on an after-tax basis, a before-tax basis or a combination of both, provided that the maximum participant contributions to the before-tax savings and after-tax accounts do not exceed 18% of compensation. After-tax contributions are deposited in an “after-tax account” and before-tax contributions, representing 401(k) contributions, are deposited in a “before-tax account”. Before-tax contributions are limited to $11,000 and $10,500 per Plan for 2002 and 2001 respectively.

The Plan provides for Company match contributions based upon the following, provided such amount does not exceed 6% of the participant’s base compensation:

Participant
Contribution	Company Match

1.0%	1.0%
2.0	2.0
3.0	2.5
4.0	3.0
5.0	3.5
6.0	4.0

These contributions are deposited in a “company matching account”. All contributions are deposited in the Unilever United States, Inc. Master Savings Trust (the “Trust”) maintained by the trustee.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and (a) the Company’s contribution, (b) an allocation of Plan earnings, and (c) an allocation of forfeitures of terminated participant’s nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Savings Plan for Lever Brothers	5
Employees Represented by the ICWUC
Notes to Financial Statements

Vesting

Participants are fully vested in their contributions to their after-tax and before-tax accounts as well the earnings thereon. Participants are fully vested in all Company matching contributions, therefore there are no forfeitures in the Plan.

Withdrawals and Distributions

During employment, participants may withdraw all or part of their after-tax account and earnings thereon. In addition, upon termination of employment, participants are entitled to all of their after-tax account, their before-tax savings account and their vested company matching account and earnings thereon.

Retirees of the Retirement Plan for Lever Brothers Employees Represented by the ICWUC, which is a separate plan maintained by the Company, may rollover their lump-sum distributions to the Plan to be invested until they attain age 70-1/2 at which time IRS regulations require minimum distributions to be made. Terminated participants may opt to leave their account balance invested in the Plan until they attain age 70-1/2.

Participants may apply to the Benefits Administration Committee for a financial hardship withdrawal of up to 100% of the value of their after-tax and before-tax accounts, prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship.

Terminated participants may opt to leave their account balance invested in the Plan until they attain age 70-1/2.

Investments

Participants have the option to invest in and direct the Company matching contributions towards any of the following funds:

•	The PRIMCO Interest Income Fund is primarily invested in guaranteed investment contracts (“GICs”) issued by certain insurance companies and synthetic guaranteed investment contracts wrapped by certain banks and insurance companies. The investment contracts are fully benefit responsive investment contracts and provide for a certain return for a specified period of time. The crediting interest rates at December 31, 2002 and 2001 for the contracts range from 1.35% to 7.70% and 4.19% to 8.18%, respectively.

•	The Fidelity Asset Manager Fund invests primarily in stocks, bonds, and short-term cash instruments of both U.S. and foreign corporations and governments.

•	The Pyramid Equity Index Fund invests primarily in stocks that comprise the S&P 500 Index.

•	The Fidelity Magellan Fund invests in stocks and other securities (may include up to 20% in bonds) of a variety of large, medium, and small sized companies in a variety of industries (both domestic and foreign).

•	The PIMCO Total Return Fund invents in government, corporate, mortgage-backed, and foreign securities with an overall portfolio duration averaging 3 to 6 years.

•	The Fidelity Equity Income Fund invests mainly in dividend-paying common and preferred stocks, particularly of large, established companies with favorable prospects for both increased dividends and capital growth.

Savings Plan for Lever Brothers	6
Employees Represented by the ICWUC
Notes to Financial Statements

•	The Harbor Capital Appreciation Fund invests mainly in common stocks of domestic companies with market capitalizations of at least $1 billion, which exhibit above-average earnings growth potential.

•	The Capital Guardian International Equity Fund invests primarily in foreign stocks in developed markets and stocks of emerging markets.

•	The Unilever N.V. Stock Fund invests in shares of Unilever N.V. stock. Unilever N.V. is the ultimate parent of Unilever United States, Inc.

•	The Fidelity Growth & Income Portfolio Fund seeks long term capital growth, current income, and growth of income by investing in equity securities (including common and preferred stocks), convertible securities, bonds, futures and options.

•	The Fidelity Contrafund seeks long-term capital appreciation by investing primarily in common stock and securities convertible into common stock

•	The Capital Guardian Emerging Markets Fund invests principally in developing country securities that are listed on a bona fide securities exchange or are actively traded in an over-the-counter market.

•	The JP Morgan Select Small Company Fund mainly invests in common stocks of small companies with market capitalization less than $1.2 billion.

•	The T. Rowe Price Small Cap Stock Fund invests at least 65% of its total assets in stocks and equity-related securities of small companies.

•	The AF Washington Mutual Investors Fund - Class A invests primarily common stocks. The fund must be fully invested (95%) in the stocks of U.S. companies that meet the fund’s “eligible list” criteria, which include specific guidelines for return of capital, financial strength, and dividend payment.

•	The Fidelity Select Healthcare Portfolio Fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in the design, manufacture, or sale of products or services used for or in connection with health care or medicine. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Technology Portfolio Fund invests at least 80% of its assets in the common stocks of companies principally engaged in offering, using, or developing products, processes, or services that will provide or will benefit significantly from technological advances and improvements. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Financial Portfolio Fund invests at least 80% of its assets in the common stocks of companies principally engaged in providing financial services to consumers and the financial industry. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Natural Resources Portfolio Fund invests primarily in common stocks and in certain precious metals. The fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in owning or developing natural resources, or supplying goods and services to such companies, and in precious metals. The fund may invest in the securities of domestic and foreign issuers.

Savings Plan for Lever Brothers	7
Employees Represented by the ICWUC
Notes to Financial Statements

Loans to Plan Participants

At the request of Plan participants, loans are permitted up to the lesser of $50,000 or one-half of the participants’ vested interest in all of their accounts (less any outstanding loans), excluding any amounts held in the Unilever N.V. Stock Fund. Loans bear interest at a fixed rate based on the Wall Street Journal published prime rate plus one percent, adjusted quarterly. Loans relating to the acquisition, construction, or reconstruction of a participant’s principal residence are to be repaid, in monthly installments, within fifteen years. This period will be automatically reduced to five years if certain administrative requirements are not fulfilled within six months of loan issuance. All other loans are required to be repaid, in monthly installments, within five years.

Termination

Upon termination of employment, participants are entitled to all of their vested balances.

Terminated employees whose vested balances exceed $5,000 at termination may elect to leave their account balances in the Plan until they so request them or attain the age of 70-1/2 at which time IRS regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65. Terminated employees whose vested balances are under $5,000 will be subject to an involuntary distribution.

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time. In the event such discontinuance results in the termination of the Plan, the amount in each member’s account becomes fully vested.

Other

At December 31, 2002 and 2001, there were 648 and 653 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

Savings Plan for Lever Brothers	8
Employees Represented by the ICWUC
Notes to Financial Statements

	December 31,

	2002	2001
PRIMCO Interest Income Fund	488	502
PIMCO Total Return Fund	123	99
Fidelity Equity Income Fund	120	124
Fidelity Magellan Fund	323	364
Harbor Capital Appreciation Fund	177	209
JP Morgan Select Small Company Fund	—	125
Pyramid Equity Index Fund	256	302
T. Rowe Price Small Cap Stock Fund	131	—
Capital Guardian International Equity Fund	124	144
Unilver N.V. Stock Fund	235	244
Fidelity Growth & Income Fund	18	—
Fidelity Contrafund	13	—
Fidelity Select Financial Portfolio Fund	13	—
Fidelity Select Healthcare Portfolio Fund	20	—
Fidelity Select Natural Resource Portfolio Fund	11	—
Fidelity Select Technology Portfolio Fund	23	—
Capital Guardian Emerging Markets Fund	14	—
AF Washington Mutual Investors Fund	27	—
Fidelity Asset Manager Fund	13	—

Administration

The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

Valuation of Trust Investments

Shares of participation in the various funds, other than the Interest Income Fund, and the Unilever N.V. Stock Fund, are valued based on quoted market prices as of the last business day of the year. Unilever N.V. Stock in the Unilever N.V. Stock Fund is valued at market value based on its quoted market price as of the last business day of the year.

The guaranteed investment contracts and the synthetic guaranteed investment contracts in the Interest Income Fund are stated at contract value, which approximates fair value.

Investment Transactions and Investment Income of the Trust

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. The average cost basis is used in determining gain or loss on Trust investments sold.

Purchases and sales of securities are reflected as of the trade date.

Savings Plan for Lever Brothers	9
Employees Represented by the ICWUC
Notes to Financial Statements

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees for all funds, excluding the Unilever N.V. Stock Fund, are paid by the Plan. All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These significant estimates include the fair market values of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

The Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed. However, the Plan administrator does not anticipate non-performance by these companies. The Plan administrator believes that the risk to the Trust portfolio from credit loss is not material due to the diversified nature of the assets held.

3.	Tax Status of the Plan

The Plan received a favorable tax determination letter, effective August 22, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Savings Plan for Lever Brothers	10
Employees Represented by the ICWUC
Notes to Financial Statements

4.	Investment Held by the Trust

The Trust primarily comprises the assets of the following plans:

•	Unicare Savings Plan

•	Savings Plan for Lever Brothers Employees Represented by the ICWUC

•	Thrift and Savings Plan for “Certain” Employees of Lever Brothers Company

The plans listed above comprise approximately 99% of the investments held by the Trust as of December 31, 2002 and 2001. The Trust also holds investments for a number of other Plans sponsored by subsidiaries of Unilever United States, Inc. The Plan has an undivided interest in certain assets of the Trust and sole interests in other assets of the Trust. Certain investment assets of the Trust and related earnings are allocated to the Plans participating in the Trust based upon the total of each individual participant’s share of the Trust. On an overall basis, the Plan has a 4% and 6% interest in the investments of the Trust as of December 31, 2002 and 2001, respectively.

The Plan’s approximate share of investments held by the Trust at December 31, 2002 and 2001 were as follows:

	2002	2001
Short-Term Investment Fund	4%	10%
Mutual Funds	3	4
Commingled Fund	4	0
Guaranteed Investment Contracts	4	10
Synthetic Guaranteed Investment Contracts	4	10
Unilever N.V. Stock Fund	5	6
Loan Fund	5	6

Savings Plan for Lever Brothers	11
Employees Represented by the ICWUC
Notes to Financial Statements

At December 31, 2002 and 2001, the financial position of the Trust was as follows:

	2002	2001
Investments at fair value:
Short-term investment fund (cost approximates fair value)	$35,371,960	$23,726,778
Mutual fund (cost $905,724,446 and $769,102,302)	751,105,336	764,762,887
Commingled fund (cost approximates contract value)	202,681,776	—
Guaranteed investments contracts (cost approximates contract value)	40,741,306	60,459,687
Synthetic guaranteed investment contracts (cost approximates contract value)	468,057,093	435,615,806
Unilever N.V. stock fund (cost $36,206,283 and $34,543,297)	47,993,726	45,426,090

Total investments	1,545,951,197	1,329,991,248
Loans to participants	35,844,164	28,703,574

Total Master Trust	$1,581,795,361	$1,358,694,822

The following presents investments that represent 5 percent or more of the Trust’s Plan’s net assets for the years ended December 31, 2002 and 2001:

	2002	2001
Fidelity Magellan Fund, 2,077,095 and 1,778,693 shares, respectively	$164,007,433	$185,375,412
PRIMCO Interest Income Fund, 744,374,486 and 520,422,309 shares, respectively	744,374,486	520,422,309
PRIMCO Total Return Institutional Fund,10,937,373 and 9,260,476 shares, respectively	116,701,769	96,864,580
Pyramid Equity Index Fund, 19,863,159 and 21,034,689 shares, respectively	142,220,220	193,308,791
Harbor Capital Appreciation Fund, 4,676,266 shares	—	136,687,251

Savings Plan for Lever Brothers	12
Employees Represented by the ICWUC
Notes to Financial Statements

The changes in the Trust net assets for the years ended December 31, 2002 and 2001 were as follows:

	2002	2001
Additions:
Additions of net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(187,682,832)	$(119,155,207)
Interest	46,638,494	33,758,960
Dividends	14,005,847	13,679,947

	(127,038,491)	(71,716,300)
Contributions and other additions:
Contributions from participants	68,927,238	57,700,320
Contributions from employer	35,906,392	25,555,536
Rollover contributions	17,652,154	24,852,113
Transfer of plan assets in from affiliated plans	491,726,019	19,409

Total additions	487,173,312	36,411,078
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	238,685,493	154,352,282
Administrative expenses	497,686	674,439
Transfer of plan assets out to unaffiliated plans	24,889,594	33,367,220

Total deductions	264,072,773	188,393,941

Net additions/(deductions)	223,100,539	(151,982,863)
Net assets available for benefits:
Beginning of year	1,358,694,822	1,510,677,685

End of year	$1,581,795,361	$1,358,694,822

The net appreciation (depreciation) of investments held in the Trust by fund, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments for the years ended December 31, 2002 and 2001 was as follows:

	2002	2001
Net (depreciation) appreciation in fair value of investments:
Mutual funds	$(191,378,572)	$(114,735,571)
Unilever N.V. stock	3,695,740	(4,419,636)

Net depreciation	$(187,682,832)	$(119,155,207)

Savings Plan for Lever Brothers	13
Employees Represented by the ICWUC
Notes to Financial Statements

5.	Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock. This fund is designed as a means for employees to participate in the potential long-term growth of Unilever.

Certain Trust investments consist of units in investment funds managed by Fidelity. Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA. In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Consent of Independent Accountants

, 2003

We hereby consent to the incorporation by reference in that certain Registration Statement on Form S-8 of Unilever N.V., File Number 333-10938, of our report dated June 24, 2003, relating to the financial statements of the Savings Plan for Lever Brothers Employees Represented by the ICWUC as of December 31, 2002 and 2001 and for the years then ended which appear in this Form 11-K.

/s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP

New York, New York
June 27, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR LEVER BROTHERS EMPLOYEES REPRESENTED BY THE ICWUC

By:	/s/ JACQUELINE ROSS

JACQUELINE ROSS
SENIOR COUNSELOR — EMPLOYEE BENEFITS

June 27, 2003

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADDED BY SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Savings Plan for Lever Brothers Employees Represented by the ICWUC (the “Plan”) on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jacqueline Ross, Secretary – Unilever United States Benefits Administrative Committee, certify, pursuant to 18 U.S.C. §1350, as added by § 906 of the Sarbanes-Oxley Act of the 2002, that, based on my knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

UNILEVER UNITED STATES BENEFITS
ADMINISTRATIVE COMMITTEE

By:	/s/ JACQUELINE ROSS

JACQUELINE ROSS
SECRETARY

June 27, 2003

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADDED BY SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Savings Plan for Lever Brothers Employees Represented by the ICWUC (the “Plan”) on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert Rinaldi, Director, Benefits, Finance and Investments – Unilever United States, Inc., certify, pursuant to 18 U.S.C. §1350, as added by § 906 of the Sarbanes-Oxley Act of the 2002, that, based on my knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

UNILEVER UNITED STATES BENEFITS ADMINISTRATIVE COMMITTEE

By:	/s/ Robert Rinaldi

ROBERT RINALDI
DIRECTOR, BENEFITS, FINANCE & INVESTMENTS
– UNILEVER UNITED STATES,INC.

June 27, 2003